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                          Appleby Spurling Hunter

                          Barristers & Attorneys

                          22 Victoria Street
                          Hamilton HM 12, Bermuda
                          Telephone: 441 295 2244
                          Fax: 441 292 8666/441 295 5328

                                                                October 20, 2005

                  Securities and Exchange Commission
                  100 F Street, N.E.
                  Washington D.C. 20549

                  Ladies and Gentlemen:

                  Orient-Express Hotels Ltd.
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                  We have acted as Bermuda counsel for Orient-Express Hotels
                  Ltd., a Bermuda company (the "Company"), in connection with its 2004 Stock Option Plan and subsidiary 2004 United Kingdom Stock Option Plan (collectively, the "Plan"). The Plan provides for the sale upon the exercise of option of up to 500,000 shares (the "Additional Shares") of the Company's class A common shares, par value $0.01 each and class B common shares, par value $0.01 each, and up to and an additional 500,000 preferred share purchase rights (the "Additional Rights"). The Additional Shares may be authorised but unissued shares. Each Additional Right will be issued in connection with the issuance of one of the Additional Shares and prior to the Distribution Date (as defined in the rights agreement providing for the preferred share purchase rights), will be transferable with and only with, and will be evidenced by the certificate evidencing, such Additional Share.

                  We have examined the originals, or copies certified or otherwise identified to our satisfaction, of such corporate records and such other documents as we have deemed relevant as a basis for our opinion hereinafter expressed.

                  Based on the foregoing, we are of the opinion that up to 500,000 previously unissued Additional Shares and Additional Rights, when they are paid for in accordance with the terms of the Plan and the options granted thereunder, and when certificates for the Additional Shares and Additional Rights are duly executed under the common seal of the Company, will be legally issued, and the Additional Shares will be fully-paid and non-assessable.

                  The foregoing reference to the Additional Shares being "non-assessable" shall mean, in relation to fully-paid shares of the Company, and subject to any contrary provision in any agreement in writing between the Company and the holder of Additional Shares, that no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete



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                  payment for their Additional Shares, to satisfy claims of
                  creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company, after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares of the Company, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to the Company.

                  In rendering this opinion, we do not express any opinion as to the laws of any jurisdiction other than the laws of Bermuda.

                  We hereby consent to the filing of this opinion as an exhibit to the Company's Form S-8 Registration Statement for the Additional Shares and Additional Rights.

                  Yours faithfully
                  APPLEBY SPURLING HUNTER


                  /s/Appleby Spurling Hunter



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